QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Aquila, Inc.
Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Twelve Months Ended March 31, 2005
		2004	2003	2002	2001	2000
	Dollars in millions
Income (loss) from continuing operations before income taxes	$(434.1)	$(562.5)	$(501.1)	$(1,918.2)	$348.5	$288.0
Add (Subtract):
Equity in earnings of investments	—	(2.1)	(69.6)	(166.9)	(119.3)	(159.8)
Dividends and fees from investments	.5	1.5	48.6	87.9	55.5	74.4
Minority interest in income (loss) of subsidiaries	—	—	—	(7.8)	20.1	1.4
Total interest expense	258.1	273.1	296.9	255.2	223.1	215.0
Interest capitalized	—	—	—	(1.3)	(1.9)	—
Portion of rents representative of an interest factor	12.3	13.6	20.5	22.3	16.5	13.9

Income (loss), as adjusted	$(163.2)	$(276.4)	$(204.7)	$(1,728.8)	$542.5	$432.9

Fixed Charges:
Interest on long-term debt	$254.0	$264.6	$278.0	$238.9	$210.9	$197.1
Interest on short-term debt	4.1	8.5	18.9	16.3	12.2	17.9
Portion of rents representative of an interest factor	12.3	13.6	20.5	22.3	16.5	13.9

Fixed Charges	$270.4	$286.7	$317.4	$277.5	$239.6	$228.9

Ratio of Earnings to Fixed Charges	— (a)	— (a)	— (a)	— (a)	2.26	1.89

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $433.6 million for the twelve months ended March 31, 2005, and $563.1 million, $522.1 million and $2,006.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

QuickLinks

Aquila, Inc. Ratio of Earnings to Fixed Charges